Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Announces Shareholders Vote to Approve Merger

SHENZHEN, China, July 29, 2016 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, announced today that, at an extraordinary general meeting of the Company's shareholders held on July 29, 2016, the Company’s shareholders voted in favor of, and passed a special resolution to approve, among others, the proposal to authorize and approve (i) the previously announced agreement and plan of merger (the “merger agreement”) dated March 16, 2016 by and among China Neptunus Drugstore Holding Ltd. (“Parent”), Neptunus Global Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the merger agreement (the “plan of merger”), and (iii) any and all transactions contemplated by the merger agreement, including the merger.

Immediately after the completion of the merger, Parent will continue to be beneficially owned by Mr. Simin Zhang, chairman of the board of directors of the Company.

Approximately 88.6% of the Company’s total outstanding ordinary shares voted in person or by proxy at the extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.6% were voted in favor of the proposal to authorize and approve the merger agreement, the plan of merger and any and all transactions contemplated by the merger agreement, including the merger. Accordingly, the merger agreement, the plan of merger and any and all transactions contemplated by the merger agreement, including the merger, were duly and validly authorized and approved by a special resolution of the shareholders of the Company (which requires the affirmative vote of a two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting), in compliance with the Companies Law of the Cayman Islands.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares (the “ADSs”), each of which represents two ordinary shares of the Company, will no longer be listed on The New York Stock Exchange, and the Company’s ADS program will be terminated.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2016, the Company had 2,000 directly operated stores across 69 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

For more information, please contact:

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn